FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 August 28, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: NYSE Listing Standard dated 28 August 2003

New York Stock Exchange - Continued Listing Standard

The Board of British Energy has been notified by the New York Stock Exchange
(NYSE) that British Energy does not currently comply with the NYSE's continued listing standard relating to the minimum market capitalisation and shareholders' equity. The NYSE requires that the average global market capitalisation of a listed company during any 30 day consecutive trading period shall not fall below $50m and that the total shareholders' equity shall not be below $50m. In the 30 day consecutive trading period ended 8 August 2003, British Energy's average global market capitalisation was $49.2m.

British Energy is currently in discussions with the NYSE with respect to its ability to meet the minimum market capitalisation criteria and is reviewing the options available to the Company going forward.

With effect from 29 August, the NYSE will transmit the indicator "BC" along with the trading information relating to British Energy to indicate that the company is currently below the minimum market capitalisation and shareholders' equity criteria for continued listing.

Contacts:
Andrew Dowler    Financial Dynamics, Media              020 7831 3113
Paul Heward      British Energy, Investor Relations     01355 262 201

Website: www.british-energy.com




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  August 28, 2003                     BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations